October 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Karbon Capital Partners Corp. (the “Company”)

Registration Statement on Form S-1; File No. 333-290687

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-290687) filed by Karbon Capital Partners Corp. on October 15, 2025:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420 or by email at Ryan.Maierson@lw.com or Nick Dhesi of Latham & Watkins LLP at (713) 546-7409 or by email at Ramnik.Dhesi@lw.com.

KARBON CAPITAL PARTNERS CORP.

/s/ Thomas F. Karam
Thomas F. Karam
Chief Executive Officer

cc:	Jeffrey Zajkowski, Karbon Capital Partners Corp.

Ryan Maierson, Latham & Watkins LLP

Nick Dhesi, Latham & Watkins LLP